Exhibit 99.1

Husky Energy Delivers Strong Earnings and Cash Flow Growth

Calgary, Alberta (April 27, 2011) – Husky Energy Inc. (TSX:HSE) achieved strong earnings and cash flow growth in the first quarter of 2011 compared to the same quarter of 2010. Performance was driven primarily by increased production volumes, higher realized crude oil prices for the Atlantic Region and South East Asia, and higher throughput rates and margins within the downstream segment.

“Our first quarter results are in accordance with our execution plan,” said CEO Asim Ghosh. “Actions undertaken to grow near-term production have achieved the intended result during a period of strengthening prices. At the same time, our downstream refining segment posted strong performance, with higher throughput enabling us to capitalize on improving market conditions.”

“In addition, we have made steady progress in advancing our mid and long-term growth initiatives. Steps taken in the quarter have enabled Husky to achieve important milestones towards progressing the Liwan Gas Project offshore China. This project will create shareholder value by tapping into the fast growing energy markets in Hong Kong and mainland China.”

A summary of first quarter results, together with recent key highlights, follows:

•	Net earnings of $626 million, or $0.70 per share (diluted), including an after-tax gain of $143 million on the sale of non-core assets, an increase of 70 percent from a year ago.

•	Cash flow from operations of $1,164 million, or $1.30 per share (diluted), an increase of 36 percent from a year ago.

•	Total production before royalties for the quarter averaged 310,400 boe/day, 5 percent above the same quarter of last year and 11 percent higher than the fourth quarter of 2010.

•

Progressed the Liwan Gas Project as the Company expects to submit the Overall Development Plan for Liwan 3-1 to the Chinese authorities in the second quarter. The Liwan Gas Project includes several fields; Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 with first gas anticipated from Liwan 3-1 and Liuhua 34-2 in late 2013, ramping up through 2014. Liuhua 29-1 production is anticipated late 2014. Husky’s production share is 49 percent.

•	Liwan gas is expected to be sold under a long-term contract at competitive prices in the Guangdong and Hong Kong markets.

•	Phase I of the Sunrise Energy Project progressed on schedule as development drilling commenced in early 2011 with 12 horizontal wells spud and seven drilled in the quarter.

•	In the Atlantic Region, the Company continued to ramp up North Amethyst volumes.

•	The Lloydminster Upgrader resumed normal operations in April at which time repairs were completed.

•	Closed the previously announced Western Canada asset acquisition on February 4th.

•	Closed a $300 million preferred share financing to enhance our liquidity and financial flexibility.

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

	Three Months Ended
(Cdn $ millions)	Mar 31 2011(1)	Dec 31 2010(2)	Mar 31 2010(1)
1) Daily Production, before royalties
Crude Oil and NGL’s (mbbls/d)	213	198	209
Natural Gas (mmcf/d)	583	494	524
Equivalent Production (mboe/d)	310	281	296
2) Refinery and Upgrader Throughput (mbbls/d)	310	275	329
3) Cash Flow from Operations(3)	1,164	1,037	854
Per Common Share – Basic ($/share)	1.31	1.21	1.00
Per Common Share – Diluted ($/share)	1.30	1.21	1.00
4) Net Earnings	626	305	368
Per Common Share – Basic ($/share)	0.70	0.35	0.43
Per Common Share – Diluted ($/share)	0.70	0.35	0.41
5) Adjusted Net Earnings(3)	637	328	358
Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	0.72 0.71	0.38 0.38	0.42 0.42
6) Capital Investment, excluding dispositions	1,581	1,598	698
7) Dividend	0.30	0.30	0.30
Per Common Share ($/share)

(1)	Results are reported in accordance with International Financial Reporting Standards.
(2)	Results are reported in accordance with previous Canadian GAAP.
(3)	Cash flow from operations and adjusted net earnings are non-GAAP measures. Refer to the MD&A, Section 11 for a reconciliation to the GAAP measure.

First quarter production averaged 310,400 boe/day in line with guidance. Volumes compare positively with 280,500 boe/day in the fourth quarter of 2010 and 295,900 boe/day in first quarter of 2010. Production volumes were driven higher by the February closing of the Western Canada asset acquisition and good performance from White Rose and North Amethyst.

First quarter cash flow and earnings growth were driven by higher upstream production volumes, higher realized light crude oil prices for the Atlantic Region and South East Asia, and stronger throughput rates and margins within the downstream segment. These were partially offset by the impact on Western Canada realized crude oil pricing of higher discounts to WTI, the impact of a strong Canadian dollar, lower throughput at the Lloydminster Upgrader and weak natural gas prices.

Light crude oil prices averaged U.S. $104.97 per barrel for the quarter, 38 percent higher compared to same period of 2010. Of the Company’s total production, approximately 20 percent is priced and sold relative to light crude prices (North Sea Brent). U.S. refining market crack spreads were stronger during the quarter with the average Chicago 3:2:1 crack spread at U.S. $16.58 per barrel, compared to U.S. $6.23 in the same period of 2010.

“We continue to prudently manage our financial position and exercise discipline in all aspects of our capital and operating expenditures,” said Alister Cowan, CFO.

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KEY AREA SUMMARY AND GROWTH UPDATE:

THE FOUNDATION BUSINESS

•	Western Canada – Unconventional and Conventional

The Company continues to maintain production levels from Western Canada and has accelerated development drilling.

Oil Resource Plays

Within the oil resource portfolio, the Company is focused on developing its opportunities in the Lower Shaunavon and Bakken zones in Southern Saskatchewan along with the Viking zone in Southwest Saskatchewan and central Alberta. Husky has approximately 500,000 net acres in its oil resource portfolio. Seventeen wells were drilled during the period with six placed on production.

Gas Resource Plays

Husky advanced development drilling of its liquids-rich gas assets in the Alberta Deep Basin. In the Ansell area, four rigs were active and a total of 20 Cardium formation wells were drilled during the quarter and an additional six exploration and development wells were drilled in Kakwa, Bivouac, the Horn River Basin and on the Cypress acreage.

Through a combination of crown land sales and private purchases, Husky increased its land holdings in its gas resource portfolio during the first quarter by 29,000 acres.

•	Heavy Oil

Husky is amongst the industry leaders in heavy oil production and has a significant land and resource portfolio along with a solid integrated infrastructure position. Within its heavy oil operations, the Company’s strategy is focused on maintaining production levels, being a low cost producer and continuing to drive new enhanced recovery techniques to sustain production volumes.

Construction of the 8,000 bbl/day South Pikes Peak project was approximately 58 percent complete at the end of the first quarter with production expected in mid 2012. The project continues to progress as expected.

The 3,000 bbl/day Paradise Hill project activity commenced in the first quarter, and will utilize the existing Bolney infrastructure. Production is anticipated in late 2012.

GROWTH PILLARS

•	Oil Sands

The Company advanced the recently sanctioned Phase I Sunrise Energy Project. Twelve horizontal wells were spud and seven drilled during the quarter. The Company made several significant equipment orders that included the steam generators, vessels, water treating plant and a camp to support the project.

Tucker contributed positive earnings in the quarter with an average production volume of 6,200 bbls/day. Further wells will be brought on production in the second quarter.

•	Atlantic Region

Through the first quarter, North Amethyst performed well with average production of 21,400 bbls/day net to Husky. In 2011, Husky expects to tie-in an additional producer and one more injector well.

The West White Rose satellite pilot development is progressing on schedule. These wells will provide additional information on the reservoir to refine understanding of the best development scheme for the full West White Rose field. First production from the pilot is anticipated in the third quarter of 2011.

Husky holds exploration rights to nineteen parcels of land in the area. In 2011, the Company plans to participate in the drilling of an appraisal well at the Mizzen discovery and an exploration well to the south of Terra Nova.

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•	South East Asia

Development of the Liwan Gas Project is progressing in accordance with the Heads of Agreement signed with China National Offshore Oil Corporation (CNOOC) in December 2010. Under the Heads of Agreement, Husky will operate the deepwater portion of the project involving development drilling and completions, subsea equipment and controls, and subsea tie-backs to a shallow water platform. CNOOC will operate the shallow water portion of the project including a shallow water platform, approximately 270 km of subsea pipeline to shore, and the onshore gas processing plant.

Development of the Liwan Gas Project comprises three discoveries on Block 29/26; Liwan 3-1, Liuhua 34-2 and Liuhua 29-1, with first gas production expected in late 2013, ramping up through 2014. Official project sanction is expected later in 2011. It is anticipated the natural gas will be sold under a long-term contract at competitive prices in the Guangdong and Hong Kong markets.

The partnership has made considerable progress in advancing the Liwan Gas Project as the Overall Development Plan (ODP) for Liwan 3-1 has been prepared and is undergoing final reviews with submission to authorities scheduled in the second quarter. Development of the Liwan 3-1 and Liuhua 34-2 fields are proceeding in parallel and will share infrastructure. The ODP for the Liuhua 34-2 field is in preparation and planned for submission to authorities mid-2011. Liuhua 29-1 is expected to be fully delineated later this year with an ODP submission targeted before year end.

All nine development wells for the Liwan 3-1 field have been successfully drilled confirming the quality and extent of the reservoir. Fabrication and construction has begun, and long lead time items ordered in accordance with the schedule. Deepwater installation and pipe lay work are planned to take place in 2012 and 2013.

CNOOC is progressing with the development of the shallow water portion of the project. The infrastructure is designed to allow for the tie-in of incremental wells and fields. Gas from the Liuhua 29-1 field will be processed through the same shallow water platform and onshore gas plant as the other two fields and is expected to come on stream in late 2014.

In Indonesia, Husky and its partners continue to progress and plan for the development of the BD and MDA gas fields with first gas production expected in 2014. The long lead time items for the BD field, including the FPSO, are set to go to tender by mid-year. An appraisal well for the MDA field will be drilled later this year as well as a nearby low risk exploratory well targeting the same type of reservoir.

MIDSTREAM / DOWNSTREAM

In the first quarter, Husky’s downstream throughput levels at 309,900 bbls/day were 13 percent higher compared to the fourth quarter of 2010. The U.S. Downstream business had a strong first quarter with solid refinery performance and higher refining margins which resulted in downstream contributing $153 million to earnings in the quarter.

Downstream results were impacted by the Lloydminster Upgrader’s lower average run rate from February through to April as a result of a minor fire at the facility.

CORPORATE DEVELOPMENTS

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three month period ending March 31, 2011. The dividend will be payable on July 5, 2011 to shareholders of record at the close of business on May 20, 2011.

Husky Energy Inc. is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy Inc. is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

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Forward-Looking Statement Cautionary Note

Certain statements in this document are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts and are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to: exploration and evaluation plans in the Atlantic Region and offshore Indonesia; implementation and timing of development and drilling plans at North Amethyst, West White Rose, and offshore Indonesia; anticipated timing of production at West White Rose, North Amethyst, South Pikes Peak, Tucker, Paradise Hill and offshore Indonesia; development plans, sanctioning process, anticipated timing of production, and anticipated gas sales contracts for the Liwan Gas Project.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

All currency is expressed in Canadian dollars unless otherwise noted.

Husky Energy Inc. will host a conference call on April 27, 2011, at 8 a.m. (10 a.m. Eastern Time) to discuss Husky’s third quarter results. To listen live to the conference call, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

Asim Ghosh, CEO, Alister Cowan, CFO, Rob Peabody, COO and Terrance Kutryk, VP, Midstream & Refined Products and Bob Baird, VP, Downstream will be participating in the call.

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To listen to a recording of the call, available at 10 a.m. (Mountain Time) April 27, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010
Passcode:	2658 followed by the # sign
Duration:	Available until May 27, 2011

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

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